Exhibit 23.3

Rod Husband
3316 West 3rd Avenue
Vancouver, BC V6R 1L4

CONSENT OF GEOLOGIST

November 13, 2003

Board of Directors
Manu Forti Group Inc.
Reno, Nevada

I am the author of the geological report dated August 22, 2003 and I consent to the use of certain segments of my report and to the use of my name, which have been incorporated into Manu Forti Group Inc.'s Amendment No. 1 to Form SB-2, dated November 13, 2003 filed with the Securities and Exchange Commission.

Rod Husband